UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NewLink Genetics Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
 (Title of Class of Securities)

651511107
 (CUSIP Number of Class of Securities)
Bradley J. Powers
Principal Executive Officer
NewLink Genetics Corporation
2503 South Loop Drive
Ames, Iowa 50010
(515) 296-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
James C.T. Linfield
Cooley LLP
380 Interlocken Crescent
Broomfield, CO 80021
(720) 566-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,459,009	$298.03
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 5,854,575 shares of the issuer’s common stock, having an aggregate value of $2,459,009 as of June 17, 2019, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01212% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose. The fee was previously paid in connection with the initial filing of the Schedule TO on June 20, 2019.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$298.03	Filing Party:	NEWLINK GENETICS CORPORATION
Form or Registration No.:	SC TO-I	Date Filed:	June 20, 2019
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by NewLink Genetics Corporation, a Delaware corporation, on June 20, 2018 and July 22, 2019. The Schedule TO relates to the offer by the Company to exchange Eligible Options for New Options upon the terms and subject to the conditions set forth in the Exchange Offer (as such term is defined in the Schedule TO).

The purpose of this Amendment No. 2 is to amend and supplement “Item 4 - Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.”

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Exchange Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

(a) Material Terms.

The Exchange Offer expired at 5:00 p.m., Eastern Time, on Wednesday, July 31, 2019. Pursuant to the Exchange Offer, the Company accepted for cancellation Eligible Options to purchase an aggregate of 3,914,856 shares of the Common Stock, representing approximately 97.7% of the total shares of Common Stock underlying the Eligible Options as of July 31, 2019. On July 31, 2019, immediately following the expiration of the Exchange Offer, the Company granted New Options to purchase 1,720,341 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s Amended and Restated 2009 Equity Incentive Plan. The exercise price per share of the New Options granted pursuant to the Exchange Offer was $1.77 per share, which is the closing price per share of Common Stock on The Nasdaq Global Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NewLink Genetics Corporation

By:	/s/ Carl W. Langren
Carl W. Langren
Its:	Chief Financial Officer

Dated:    August 29, 2019